Exhibit 99.49

 FILED BY SEDAR October 27, 2010 Ontario Securities Commission (Principal Regulator) British Columbia Securities Commission Alberta Securities Commission The Manitoba Securities Commission Autorité des marchés financiers Dear Sirs/Mesdames: RE: Lake Shore Gold Corp. (the “Corporation”) Final Short Form Prospectus dated October 27, 2010 (the “Prospectus”) This letter is being filed as the consent of Robert Kusins, P. Geo., to being named in the Prospectus, to the inclusion in the Prospectus of statements relating to scientific or technical disclosure on projects that are on a property material to the Corporation (the “Statements”) and to the use of the report entitled “Updated NI 43-101 Technical Report on the Timmins Mine Property, Ontario, Canada” dated October 1, 2009 (the “Report”) in connection with the filing of the Prospectus and to the inclusion of the written disclosure of the Report and of extracts from or a summary of the Report in the written disclosure contained in the Prospectus or incorporated by reference therein. I hereby confirm that I have read the Prospectus, including the written disclosure of the Statements and the Report and of extracts from or a summary of the Report contained in the Prospectus or incorporated by reference therein, and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the Report or the Statements or that is within my knowledge as a result of the services performed by me in connection with the Report or the Statements. Sincerely, /s/ Robert Kusins Robert Kusins, P. Geo. [SEAL]